EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, 12 February 2007 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions or special resolution of the Company:
ORDINARY RESOLUTIONS
1.	“THAT the proposed maximum annual monetary value of the relevant continuing connected transactions to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) for each of the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The estimated amounts for the year ended 31 December 2006 and the Revised Caps” in the Letter from the Board contained in a circular issued by the Company dated 19 January 2007 (the “Circular”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purpose) be and are hereby approved.”

2.	“THAT
(a)	the entering into of the framework agreements dated 15 December 2006 (the “Framework Agreements”) (copies of which are marked “B” and produced to the meeting and signed by the Chairman for identification purpose) in respect of the additional continuing connected transactions (the “Additional Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Listing Rules) as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the Letter from the Board contained in the Circular be and are hereby ratified, confirmed and approved and the entering into of the Additional Continuing Connected Transactions pursuant to the Framework Agreements be and are hereby approved;

(b)	the proposed maximum annual monetary value of the Additional Continuing Connected Transactions for each of the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The New Caps” in the Letter from the Board contained in the Circular be and are hereby approved; and

(c)	the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Additional Continuing Connected Transactions.”
3.	“THAT
(a)	the entering into of the guarantee contract dated 15 December 2006 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”), a wholly-owned subsidiary of the Company and (Shenyang Brilliance JinBei Automobile Co., Ltd.*) (“Shenyang Automotive”), a 51% owned subsidiary of the Company, in relation to the provision of cross guarantee by each of Xing Yuan Dong and Shenyang Automotive for the banking facilities of the other party up to the amount of RMB1.5 billion for a period of one year commencing from 1 January 2007 to 31 December 2007 (a copy of which is marked “C” and produced to the meeting and signed by the Chairman for identification purpose) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee; and

(b)	the entering into of the guarantee contract dated 15 December 2006 between Xing Yuan Dong and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) in relation to the provision of cross guarantee by each of Xing Yuan Dong and JinBei for the banking facilities of the other party up to the amount of RMB500 million for a period of one year commencing from 1 January 2007 to 31 December 2007 (a copy of which is marked “D” and produced to the meeting and signed by the Chairman for identification purpose) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee.”
4.	“THAT the authorised share capital of the Company be increased from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of US$0.01 each.”
SPECIAL RESOLUTION
5.	“THAT subject to the passing of the Resolution numbered 4 as set out in the notice of the special general meeting of which this resolution forms part, bye-law 6.(A) of the bye-laws of the Company be deleted in its entirety and substituted with the following:

“The authorised share capital of the Company is US$80,000,000 divided into 8,000,000,000 shares of US$0.01 each.””

By order of the Board Brilliance China Automotive Holdings Limited Lam Yee Wah Eva Company Secretary

Hong Kong, 19 January 2007
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.

6.	The ordinary resolutions numbered 1 to 3(b) set out in this notice of special general meeting will be put to shareholders to vote on poll and the ordinary resolution numbered 4 and the special resolution numbered 5 set out in this notice of special general meeting will be put to shareholders to vote by a show of hands.

7.	As at the date of this announcement, the board of directors of the Company comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only

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